06005504

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SECU[illegible] [illegible]SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 2 2006 WASH., D.C.

SEC FILE NUMBER
8- 45538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JGB International, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6425 Powers Ferry Road, Third Floor
(No. and Street)

Atlanta (City) Georgia (State) 30339 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Kay Black (770) 690-1516
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, N.E., Suite 1900 (Address) Atlanta (City) Georgia (State) 30308 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/9/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Gordon Beckham, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JGB International Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

J. Gordon B[illegible]

Signature

President

Title

[Signature]

Notary Public

Notary Public, Cobb County, Georgia
My Commission Expires Oct. 7, 2006.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JGB INTERNATIONAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

JGB INTERNATIONAL, INC.

Table of Contents

December 31, 2005 and 2004

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
JGB International, Inc.
Atlanta, Georgia

We have audited the accompanying statements of financial condition of JGB International, Inc. as of December 31, 2005 and 2004, and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JGB International, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming our opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frazier & Deeter, LLC
January 25, 2006

JGB INTERNATIONAL, INC.

Statements of Financial Condition

	December 31, 2005	December 31, 2004
Assets		
Current assets:		
Cash	$ 66,853	$ 11,489
Total Assets	$ 66,853	$ 11,489
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable to affiliate	$ 55,600	$ 106
Total liabilities	55,600	106
Stockholder's equity:		
Common stock, no par value; 100,000 shares authorized; 50,000 shares issued and outstanding	50,000	50,000
Additional paid-in capital	10,000	10,000
Capital repayment	(48,146)	(48,146)
Accumulated deficit	(601)	(471)
Total stockholder's equity	11,253	11,383
Total Liabilities and Stockholder's Equity	$ 66,853	$ 11,489

See notes to financial statements.

JGB INTERNATIONAL, INC.

Statements of Operations

	For the Years Ended December 31,			
	2005		2004	
Revenues:				
Interest income	$	50	$	41
Expenses:				
Bank charges		180		137
Net loss	$	(130)	$	(96)

See notes to financial statements.

JGB INTERNATIONAL, INC.

Statements of Stockholder's Equity

For the Years Ended December 31, 2005 and 2004

	Common Stock	Additional Paid-in Capital	Capital Repayment	Accumulated Deficit	Total
Balance at December 31, 2003	$ 50,000	$ 10,000	$ (48,146)	$ (375)	$ 11,479
Net loss	-	-	-	(96)	(96)
Balance at December 31, 2004	50,000	10,000	(48,146)	(471)	11,383
Net loss	-	-	-	(130)	(130)
Balance at December 31, 2005	$ 50,000	$ 10,000	$ (48,146)	$ (601)	$ 11,253

See notes to financial statements.

JGB INTERNATIONAL, INC.

Statements of Cash Flows

	For the Years Ended December 31,	
	2005	*2004*
Cash flows from operating activities:		
Net Loss	$ (130)	$ (96)
Changes in assets and liabilities:		
Accounts payable to affiliate	55,494	(92)
Net cash provided by (used in) operating activities	55,364	(188)
Cash, beginning of year	11,489	11,677
Cash, end of year	$ 66,853	$ 11,489

See notes to financial statements.

Note 1 - Description of business and summary of significant accounting policies:

JGB International, Inc. (the Company) is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company holds securities industry registration licenses for certain employees of a related company (see Note 3).

The Company was incorporated under the laws of the State of Georgia in January 1993 and is located in Atlanta, Georgia.

The following is a summary of the more important accounting principles and policies followed by the Company:

Income taxes

The Company has elected under the Internal Revenue Code to be taxed as an S corporation. Accordingly, no provision or benefit for federal or state income taxes is necessary since income, losses and credits are reported on the stockholder's individual income tax returns.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $9,238 which was $4,238 in excess of its required net capital of $5,000. The Company's net capital ratio was 6.2 to 1 at December 31, 2005. At December 31, 2004, the Company had net capital of $9,381 which was $4,381 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.22 to 1 at December 31, 2004.

Note 3 - Transactions with related parties:

A company related through common ownership absorbs all of the expenses of the Company. Total expenses incurred during 2005 and 2004 by the affiliate were $44,800 and $37,400, respectively. At December 31, 2005 and 2004, the Company had $2,015 and $2,002, respectively, due from the affiliate which has been offset against the related liability.

In January 2004, the Company entered into an expense sharing and management agreement where by the affiliate agreed to provide comprehensive management services to the Company and agreed to reimburse the Company for all direct and indirect expenses incurred by the Company, as defined in the agreement. Additionally, the Company agreed to pay the affiliate a management fee equal to 90% of the Company's net income, as defined.

Note 4 - Equity:

In connection with an ownership transfer in 2000, the Company made a distribution which represented a return of capital to the former stockholder in the amount of $48,146.

SUPPLEMENTAL INFORMATION

Schedule 1: Reconciliation of Audited and Unaudited Reports

December 31, 2005 and 2004

Note: There were no material differences between the calculation of net capital per Part IIA of the Focus Report as of December 31, 2005 and 2004, and the calculation of net capital per the audited financial statements as of December 31, 2005 and 2004, for JGB International, Inc.

See independent auditors' report.

Note: There were no audit adjustments.

JGB INTERNATIONAL, INC.

Schedule 3: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	For the Years Ended December 31, 2005	2004
COMPUTATION OF NET CAPITAL		
Total stockholder's equity from statements of financial condition	$ 11,253	$ 11,383
Deduct amounts not allowable for net capital*	2,015	2,002
Total stockholder's equity qualified for net capital	9,238	9,381
Add:		
Subordinated borrowings allowable in computation of net capital	-	-
Other deductions or allowable credits	-	-
Total capital and allowable subordinated borrowings	9,238	9,381
Deductions and/or charges:		
Total nonallowable assets	-	-
Other deductions and/or charges	-	-
Net capital before haircuts on securities positions (tentative net capital)	9,238	9,381
Haircuts on securities	-	-
Net capital	$ 9,238	$ 9,381

* Represents amount due from a related party. As described in Note 3 to the financial statements, this related party absorbs all of the expenses of JGB International, Inc. Accordingly, for financial statement reporting purposes, such amount was not considered to be an asset of JGB International, Inc. Instead, it has been offset against the related liability which is considered to be a liability of the related party and not of JGB International, Inc.

See independent auditors' report.

Schedule 3: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission - Continued

	For the Years Ended December 31, 2005	2004
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities from statements of financial condition*	$ 57,615	$ 2,108
Add:		
Other unrecorded amounts	-	-
Total aggregate indebtedness	$ 57,615	$ 2,108
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 3,841	$ 141
Minimum dollar requirement	$ 5,000	$ 5,000
Net capital requirement	$ 5,000	$ 5,000
Excess net capital	$ 4,238	$ 4,381
Excess net capital at 1000%	$ 3,477	$ 9,170
Percentage of aggregate indebtedness to net capital	624%	22%
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 9,238	$ 9,381
Net audit adjustments	-	-
Net capital per previous page	$ 9,238	$ 9,381

* As described in Note 3 to the financial statements, a related party absorbs all of the expenses of JGB International, Inc. Accordingly, for financial statement reporting purposes, the amount due from the related party was not considered to be an asset of JGB International, Inc. and was offset against the related liability which is considered to be a liability of the related party and not of JGB International, Inc. This amount represents the gross liability as of December 31, 2005 and 2004, respectively.

See independent auditors' report.

Note: Exemption from SEC Rule 15c3-3 is claimed under Reg. Section 240.15c3-3(k)(2).

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Stockholders of
JGB International, Inc.
Atlanta, Georgia

In planning and performing our audits of the financial statements and supplemental schedules of JGB International, Inc. (the Company) for the years ended December 31, 2005 and 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications and comparisons;

Recordation of differences required by rule 17a-13; and

Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the SEC's objectives.

This report is intended solely for the use of the stockholders, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Frazier & Deeter, LLC
January 25, 2006